FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Year ended March 31, 2016

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 27, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Financial Summary For the Year Ended March 31, 2016 (U.S. GAAP)

Date:	April 27, 2016
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
Group CEO, Nomura Holdings, Inc.
For inquiries:	Michio Okazaki
Managing Director, Head of Management Accounting and Investor Relations, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL: http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the year ended March 31
	2015		2016
	(Millions of yen, except per share data)
		% Change from March 31, 2014		% Change from March 31, 2015
Total revenue	1,930,588	5.4%	1,723,096	(10.7%)
Net revenue	1,604,176	3.0%	1,395,681	(13.0%)
Income before income taxes	346,759	(4.1%)	165,158	(52.4%)
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	224,785	5.2%	131,550	(41.5%)
Comprehensive income	358,833	21.0%	42,137	(88.3%)
Basic-Net income attributable to NHI shareholders per share (Yen)	61.66		36.53
Diluted-Net income attributable to NHI shareholders per share (Yen)	60.03		35.52
Return on shareholders’ equity	8.6%		4.9%
Income before income taxes to total assets	0.8%		0.4%
Income before income taxes divided by total revenue	18.0%		9.6%
Equity in earnings of affiliates	43,029		33,917

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31
	2015	2016
	(Millions of yen, except per share data)
Total assets	41,783,236	41,090,167
Total equity	2,744,946	2,743,015
Total NHI shareholders’ equity	2,707,774	2,700,239
Total NHI shareholders’ equity as a percentage of total assets	6.5%	6.6%
Total NHI shareholders’ equity per share (Yen)	752.40	748.32

(3) Cash Flows

	For the year ended March 31
	2015	2016
	(Millions of yen)
Net cash provided by (used in) operating activities	(77,028)	1,238,372
Net cash provided by (used in) investing activities	12,337	(23,711)
Net cash provided by (used in) financing activities	(178,206)	986,387
Cash and cash equivalents at end of the year	1,315,408	3,476,261

2. Cash Dividends

	For the year ended March 31
	2015	2016
	(Yen amounts, except total annual dividends)
Dividends per share
Dividends record dates
At June 30	—	—
At September 30	6.00	10.00
At December 31	—	—
At March 31	13.00	3.00
For the year	19.00	13.00
Total annual dividends (Millions of yen)	68,648	46,812
Consolidated payout ratio	30.8%	35.6%
Consolidated dividends as a percentage of shareholders’ equity per share	2.7%	1.7%

3. Earnings Forecasts for the year ending March 31, 2017

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividends forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards: None
b)	Changes in accounting policies due to other than a): None

(3) Number of shares issued (common stock)

	At March 31
	2015	2016
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	223,697,388	214,170,602

	For the year ended March 31
	2015	2016
Average number of shares outstanding	3,645,514,878	3,600,701,499

Parent Company Only Operating Results (Japanese GAAP)

(1) Operating Results

	For the year ended March 31
	2015		2016
	(Millions of yen, except per share data)
		% Change from March 31, 2014		% Change from March 31, 2015
Operating revenue	461,912	15.7%	585,394	26.7%
Operating income	234,838	26.8%	357,645	52.3%
Ordinary income	235,519	27.2%	353,058	49.9%
Net income	294,816	173.3%	419,507	42.3%

Net profit per share (Yen)	80.85		116.47
Fully diluted net profit per share (Yen)	78.72		113.33

(2) Financial Position

	At March 31
	2015	2016
	(Millions of yen, except per share data)
Total assets	6,641,723	7,379,122
Total net assets	2,095,108	2,421,160
Total net assets as a percentage of total assets	30.9%	32.2%

Total net assets per share (Yen)	569.56	670.77
Shareholders’ equity	2,050,435	2,373,257

*Audit procedure

The audit on the consolidated financial statements for this fiscal year has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such audit, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Form 20-F for the year ended March 31, 2016.

Table of Contents for the Accompanying Materials

1. Consolidated Operating Results	P.2

(1) Analysis of Consolidated Operating Results	P.2
(2) Analysis of Consolidated Financial Position	P.4

2. Corporate Goals and Principles	P.4

(1) Fundamental Management Policy	P.4
(2) Structure of Business Operations	P.4
(3) Management Challenges and Strategies	P.4

3. Considerations in the selection of accounting standards	P.6

4. Consolidated Financial Statements	P.6

(1) Consolidated Balance Sheets	P.7
(2) Consolidated Statements of Income	P.9
(3) Consolidated Statements of Comprehensive Income	P.10
(4) Consolidated Statements of Changes in Equity	P.11
(5) Consolidated Statements of Cash Flows	P.12
(6) Note with respect to the Assumption as a Going Concern	P.13
(7) Notes to the Consolidated Financial Statements	P.14
(8) Other Financial Information	P.16

5. Unconsolidated Financial Statements [Japanese GAAP]	P.18

(1) Unconsolidated Balance Sheets	P.18
(2) Unconsolidated Statements of Income	P.18
(3) Note with respect to the Assumption as a Going Concern	P.18

6. Other Information	P.18

1.	Consolidated Operating Results

(1)	Analysis of Consolidated Operating Results

Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2015 (A)	March 31, 2016 (B)
Net revenue	1,604.2	1,395.7	(13.0)
Non-interest expenses	1,257.4	1,230.5	(2.1)

Income (loss) before income taxes	346.8	165.2	(52.4)
Income tax expense	120.8	22.6	(81.3)

Net income (loss)	226.0	142.6	(36.9)

Less: Net income (loss) attributable to noncontrolling interests	1.2	11.0	822.3

Net income (loss) attributable to NHI shareholders	224.8	131.6	(41.5)

Return on shareholders’ equity*	8.6%	4.9%	—

*	Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 1,395.7 billion yen for the fiscal year ended March 31, 2016, a decrease of 13.0% from the previous year. Non-interest expenses decreased by 2.1% from the previous year to 1,230.5 billion yen. Income before income taxes was 165.2 billion yen and Net income attributable to NHI shareholders was 131.6 billion yen for the fiscal year ended March 31, 2016.

Segment Information

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2015 (A)	March 31, 2016 (B)
Net revenue	1,579.5	1,416.4	(10.3)
Non-interest expenses	1,257.4	1,230.5	(2.1)

Income (loss) before income taxes	322.1	185.8	(42.3)

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2016 was 1,416.4 billion yen, a decrease of 10.3% from the previous year. Non-interest expenses decreased by 2.1% from the previous year to 1,230.5 billion yen. Income before income taxes was 185.8 billion yen for the fiscal year ended March 31, 2016. Please refer to page 14 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2015 (A)	March 31, 2016 (B)
Net revenue	476.5	435.6	(8.6)
Non-interest expenses	314.7	308.0	(2.1)

Income (loss) before income taxes	161.8	127.6	(21.1)

Net revenue decreased by 8.6% from the previous year to 435.6 billion yen, primarily due to decreasing commissions from distribution of investment trusts. Non-interest expense decreased by 2.1% to 308.0 billion yen. As a result, income before income taxes decreased by 21.1% to 127.6 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2015 (A)	March 31, 2016 (B)
Net revenue	92.4	95.4	3.3
Non-interest expenses	60.3	58.7	(2.5)

Income (loss) before income taxes	32.1	36.7	14.2

Net revenue increased by 3.3% from the previous year to 95.4 billion yen. Non-interest expense decreased by 2.5% to 58.7 billion yen. As a result, income before income taxes increased by 14.2% to 36.7 billion yen. Assets under management were 40.1 trillion yen as of March 31, 2016.

Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2015 (A)	March 31, 2016 (B)
Net revenue	789.9	720.3	(8.8)
Non-interest expenses	707.7	704.9	(0.4)

Income (loss) before income taxes	82.2	15.4	(81.3)

Net revenue decreased by 8.8% from the previous year to 720.3 billion yen. Non-interest expense decreased by 0.4% to 704.9 billion yen. As a result, income before income taxes decreased by 81.3% to 15.4 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2015 (A)	March 31, 2016 (B)
Net revenue	220.8	165.1	(25.2)
Non-interest expenses	174.8	158.9	(9.1)

Income (loss) before income taxes	46.0	6.1	(86.6)

Net revenue was 165.1 billion yen and income before income taxes was 6.1 billion yen.

(2)	Analysis of Consolidated Financial Position

Total assets as of March 31, 2016, were 41,090.2 billion yen, a decrease of 693.1 billion yen compared to March 31, 2015, mainly due to the decrease in Securities borrowed. Total liabilities as of March 31, 2016 were 38,347.2 billion yen, a decrease of 691.1 billion yen compared to March 31, 2015, mainly due to the decrease in Trading liabilities. Total equity as of March 31, 2016 was 2,743.0 billion yen, a decrease of 1.9 billion yen compared to March 31, 2015.

Cash and cash equivalents as of March 31, 2016, increased by 2,160.9 billion yen compared to March 31, 2015. Cash flows from operating activities for the year ended March 31, 2016 were inflows of 1,238.4 billion yen due mainly to the decrease in Securities borrowed. Cash flows from investing activities for the year ended March 31, 2016 were outflows of 23.7 billion yen due mainly to Payments for purchases of office buildings, land, equipment and facilities. Cash flows from financing activities for the year ended March 31, 2016 were inflows of 986.4 billion yen due primarily to the increase in Deposits received at banks.

2.	Corporate Goals and Principles

(1)	Fundamental Management Policy

Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing satisfaction of stakeholders, including that of shareholders and clients.

As “Asia’s global investment bank”, Nomura will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, Nomura will continue to contribute to the economic growth and development of society.

To enhance its corporate value, Nomura places significance on earnings per share (“EPS”) and will seek to maintain sustained improvement of the management target.

(2)	Structure of Business Operations

Nomura Group’s business execution is to focus on business divisions and regions, rather than individual legal entities, under unified strategy. Nomura Group’s divisions are comprised of three divisions (Retail Division, Asset Management Division, and Wholesale Division). Nomura Group’s regions are comprised of four regions (Americas; Europe, Middle East and Africa (“EMEA”); Asia ex-Japan (“AEJ”); and Japan). Nomura Group shall delegate its powers to each of these business divisions and regions to an appropriate extent and establish its business execution structure by enhancing the professional skills, while strengthening global linkages among these business divisions and regions, and fully demonstrating Nomura Group’s comprehensive capabilities.

(3)	Management Challenges and Strategies

In order to achieve our management objective, we are placing a top priority on ensuring that profits are recorded by all divisions and regions. We are committed to continuing business model transformation in Japan as well as aiming to improve profitability of our overseas operations under Vision C&C, so that we will be able to build a solid foundation to secure profit even under a severe environment.

As “Asia’s global investment bank”, we will continue to take appropriate measures toward phased implementation of Basel regulations (global standards on capital requirements and liquidity) as well as forthcoming changes in the operating environment. While financial regulatory reforms in the wake of the financial crisis are in their final phase, unintended consequences of the regulatory reforms, adverse impact due to compound effect, and concern about newly emerging risks are being pointed out. We will ensure a flexible response by staying attentive to the impact of the overall regulatory framework on the financial market and the competitive landscape.

The challenges and strategies in each division are as follows:

[Retail Division]

In Retail Division, under our basic philosophy of “placing our clients at the heart of everything we do,” we are aiming to increase client satisfaction further by listening to clients’ voices as well as understanding and meeting their diversified demands and needs. We also focus on providing a broad range of clients with value-added solutions through face-to-face consulting services, seminars, online and call center channels, so that we will win greater trust from account holders as well as new clients, and so that Nomura Group can sustainably be a trusted partner to our clients.

[Asset Management Division]

In our investment trust business, we will provide clients with a diverse range of investment opportunities to meet investors’ various needs. In our investment advisory business, we will provide value-added investment services to our clients on a global basis. We intend to increase assets under management and expand our client base for these two core businesses. As a distinctive investment manager based in Asia with the ability to provide a broad range of products and services, we aim to gain the strong trust of investors worldwide by making continuous efforts to improve investment performance and to meet clients’ various needs.

[Wholesale Division]

Our Wholesale Division comprises Global Markets which offers sales and trading of global securities and structuring, and Investment Banking which offers capital raising and advisory services.

Global Markets has been focusing on delivering differentiated products and solutions to our clients by leveraging Nomura Group’s capabilities in trading, research, and global distribution. Through our integrated Fixed Income and Equities platform, we aim to provide competitive and comprehensive services and solutions to our clients.

In Investment Banking, we continue to enhance our structure to further provide cross-border M&A and financing services in both domestic and overseas markets as well as to provide solution business services associated with the said M&A and financing amid the globalization of our clients’ business activities.

In Wholesale Division, in order to provide quality services to meet the needs of our clients, we redeploy the firm’s resources to areas of competitive advantage, and aim to further enhance the connectivity across Global Markets, Investment Banking, and regions. We will strive to improve our capabilities of proposing products and services, as well as to make use of our geographic competitive advantage in Asia, so that we can meet the changing needs of our clients in accordance with global-scale fluctuations in the macro economy and the market environment.

We will further enhance initiatives aimed at cross-divisional and cross-regional cooperation. We aim to enhance our presence as a global financial services group by enhancing regional integration between Japan and the rest of Asia and enhancing the coordination of business between Asia and Europe, Americas and the rest of the world.

In implementing the initiatives outlined above, while also helping to strengthen the global financial and capital markets, we aim to bring together the collective strengths of our domestic and international operations to realize our management objectives and to maximize corporate value by enhancing profitability across our businesses in group.

[Risk Management and Compliance, etc.]

In order to ensure financial soundness and enhance corporate value, the risk management systems require further developments in response to increasing global business. Nomura Group has the Risk Appetite Statement in which risks that we are willing to accept are articulated. We will continue to make efforts to develop a system where the top management directly engages in proactive risk management for precise decision making.

With regard to compliance, we will continue to focus on improving the management structure to comply with local laws and regulations in the countries where the Nomura Group operates. In addition to complying with laws and regulations, we will continuously review and improve our internal compliance system and rules for the purpose of promoting an environment of high ethical standards among all of our executive management and employees. In this way, we will meet the expectations of society and clients toward the Nomura Group and contribute to the further development of financial and capital markets.

Last year, based on the administrative penalties imposed on our subsidiary, Nomura Securities Co. Ltd. in 2012 in connection with public stock offerings, the Nomura Group established the Nomura Founding Principles and Corporate Ethics Day. Commemorated annually, this day aims to remind all of our executive officers and employees of the lessons learned from the incident and to renew our determination to prevent similar incidents from recurring in the future and further improve public trust through various measures. We will strive to maintain a sound corporate culture through these initiatives. We will also further enhance and reinforce our internal control framework, which includes measures to prevent insider trading and solicitation of unfair dealing, by ensuring that all of our executive officers and employees continually maintain the highest level of business ethics expected from professionals engaged in the capital markets.

3.	Considerations in the selection of accounting standards

Nomura currently adopts U.S. generally accepted accounting principles. Depending on factors such as trends by other companies and the impact of International Financial Reporting Standards (“IFRS”) on Nomura’s businesses, Nomura may consider in adopting IFRS in the future.

4.	Consolidated Financial Statements

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 25, 2015) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 25, 2015) for the year ended March 31, 2015.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2015	March 31, 2016	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	1,315,408	3,476,261	2,160,853
Time deposits	328,151	196,632	(131,519)
Deposits with stock exchanges and other segregated cash	453,037	225,950	(227,087)

Total cash and cash deposits	2,096,596	3,898,843	1,802,247

Loans and receivables:
Loans receivable	1,461,075	1,605,603	144,528
Receivables from customers	187,026	210,844	23,818
Receivables from other than customers	1,303,576	1,156,608	(146,968)
Allowance for doubtful accounts	(3,253)	(3,477)	(224)

Total loans and receivables	2,948,424	2,969,578	21,154

Collateralized agreements:
Securities purchased under agreements to resell	8,481,474	9,205,165	723,691
Securities borrowed	8,238,046	5,872,495	(2,365,551)

Total collateralized agreements	16,719,520	15,077,660	(1,641,860)

Trading assets and private equity investments:
Trading assets*	17,260,121	16,379,424	(880,697)
Private equity investments	48,727	30,578	(18,149)

Total trading assets and private equity investments	17,308,848	16,410,002	(898,846)

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥383,992 million as of March 31, 2015 and ¥402,599 million as of March 31, 2016)	401,069	355,507	(45,562)
Non-trading debt securities*	948,180	870,812	(77,368)
Investments in equity securities*	159,755	137,970	(21,785)
Investments in and advances to affiliated companies*	378,278	395,284	17,006
Other	822,566	974,511	151,945

Total other assets	2,709,848	2,734,084	24,236

Total assets	41,783,236	41,090,167	(693,069)

*	Including securities pledged as collateral

	Millions of yen
	March 31, 2015	March 31, 2016	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	662,256	662,902	646
Payables and deposits:
Payables to customers	723,839	688,196	(35,643)
Payables to other than customers	1,454,361	1,337,931	(116,430)
Deposits received at banks	1,220,400	2,222,991	1,002,591

Total payables and deposits	3,398,600	4,249,118	850,518

Collateralized financing:
Securities sold under agreements to repurchase	12,217,144	14,192,309	1,975,165
Securities loaned	2,494,036	1,937,009	(557,027)
Other secured borrowings	668,623	476,273	(192,350)

Total collateralized financing	15,379,803	16,605,591	1,225,788

Trading liabilities	10,044,236	7,499,335	(2,544,901)
Other liabilities	1,217,099	1,200,647	(16,452)
Long-term borrowings	8,336,296	8,129,559	(206,737)

Total liabilities	39,038,290	38,347,152	(691,138)

Equity
NHI shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares
Issued - 3,822,562,601 shares as of March 31, 2015 and 3,822,562,601 shares as of March 31, 2016
Outstanding - 3,598,865,213 shares as of March 31, 2015 and 3,608,391,999 shares as of March 31, 2016	594,493	594,493	—
Additional paid-in capital	683,407	692,706	9,299
Retained earnings	1,437,940	1,516,577	78,637
Accumulated other comprehensive income	143,739	44,980	(98,759)

Total NHI shareholders’ equity before treasury stock	2,859,579	2,848,756	(10,823)
Common stock held in treasury, at cost-
223,697,388 shares as of March 31, 2015 and
214,170,602 shares as of March 31, 2016	(151,805)	(148,517)	3,288

Total NHI shareholders’ equity	2,707,774	2,700,239	(7,535)

Noncontrolling interests	37,172	42,776	5,604

Total equity	2,744,946	2,743,015	(1,931)

Total liabilities and equity	41,783,236	41,090,167	(693,069)

(2)	Consolidated Statements of Income (UNAUDITED)

	Millions of yen		% Change
	For the year ended
	March 31, 2015 (A)	March 31, 2016 (B)	(B-A)/(A)
Revenue:
Commissions	453,401	431,959	(4.7)
Fees from investment banking	95,083	118,333	24.5
Asset management and portfolio service fees	203,387	229,006	12.6
Net gain on trading	531,337	354,031	(33.4)
Gain on private equity investments	5,502	13,761	150.1
Interest and dividends	436,766	440,050	0.8
Gain (loss) on investments in equity securities	29,410	(20,504)	—
Other	175,702	156,460	(11.0)

Total revenue	1,930,588	1,723,096	(10.7)
Interest expense	326,412	327,415	0.3

Net revenue	1,604,176	1,395,681	(13.0)

Non-interest expenses:
Compensation and benefits	596,593	574,191	(3.8)
Commissions and floor brokerage	129,977	123,881	(4.7)
Information processing and communications	192,300	189,910	(1.2)
Occupancy and related depreciation	76,112	78,411	3.0
Business development expenses	35,230	35,892	1.9
Other	227,205	228,238	0.5

Total non-interest expenses	1,257,417	1,230,523	(2.1)

Income before income taxes	346,759	165,158	(52.4)
Income tax expense	120,780	22,596	(81.3)

Net income	225,979	142,562	(36.9)

Less: Net income attributable to noncontrolling interests	1,194	11,012	822.3

Net income attributable to NHI shareholders	224,785	131,550	(41.5)

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	61.66	36.53	(40.8)

Diluted-
Net income attributable to NHI shareholders per share	60.03	35.52	(40.8)

(3)	Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2015 (A)	March 31, 2016 (B)
Net income	225,979	142,562	(36.9)
Other comprehensive income (loss):
Change in cumulative translation adjustments:
Change in cumulative translation adjustments	110,628	(68,237)	—
Deferred income taxes	(141)	(12,856)	—

Total	110,487	(81,093)	—

Defined benefit pension plans:
Pension liability adjustment	5,259	(26,074)	—
Deferred income taxes	(1,854)	8,153	—

Total	3,405	(17,921)	—

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	27,643	(1,492)	—
Deferred income taxes	(8,681)	81	—

Total	18,962	(1,411)	—

Total other comprehensive income (loss)	132,854	(100,425)	—

Comprehensive income	358,833	42,137	(88.3)
Less: Comprehensive income attributable to noncontrolling interests	10,945	9,346	(14.6)

Comprehensive income attributable to NHI shareholders	347,888	32,791	(90.6)

(4)	Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2015	March 31, 2016
Common stock
Balance at beginning of year	594,493	594,493

Balance at end of year	594,493	594,493

Additional paid-in capital
Balance at beginning of year	683,638	683,407
Gain (loss) on sales of treasury stock	(2,417)	—
Issuance and exercise of common stock options	2,186	4,127
Changes in an affiliated company’s interests in its subsidiary	—	5,172

Balance at end of year	683,407	692,706

Retained earnings
Balance at beginning of year	1,287,003	1,437,940
Net income attributable to NHI shareholders	224,785	131,550
Cash dividends	(68,627)	(46,797)
Gain (loss) on sales of treasury stock	(5,221)	(6,116)

Balance at end of year	1,437,940	1,516,577

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	27,704	133,371
Net change during the year	105,667	(79,953)

Balance at end of year	133,371	53,418

Defined benefit pension plans
Balance at beginning of year	(18,809)	(15,404)
Pension liability adjustment	3,405	(17,921)

Balance at end of year	(15,404)	(33,325)

Non-trading securities
Balance at beginning of year	11,741	25,772
Net unrealized gain on non-trading securities	14,031	(885)

Balance at end of year	25,772	24,887

Balance at end of year	143,739	44,980

Common stock held in treasury
Balance at beginning of year	(72,090)	(151,805)
Repurchases of common stock	(104,047)	(20,002)
Sale of common stock	3	1
Common stock issued to employees	24,226	23,296
Other net change in treasury stock	103	(7)

Balance at end of year	(151,805)	(148,517)

Total NHI shareholders’ equity

Balance at end of year	2,707,774	2,700,239

Noncontrolling interests
Balance at beginning of year	39,533	37,172
Net change during the year	(2,361)	5,604

Balance at end of year	37,172	42,776

Total equity

Balance at end of year	2,744,946	2,743,015

(5)	Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2015	March 31, 2016
Cash flows from operating activities:
Net income	225,979	142,562
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	78,882	79,394
(Gain) loss on investments in equity securities	(29,410)	20,504
Changes in operating assets and liabilities:
Time deposits	38,341	124,922
Deposits with stock exchanges and other segregated cash	(66,122)	213,288
Trading assets and private equity investments	2,917,895	248,495
Trading liabilities	(1,731,133)	(2,279,966)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(1,251,323)	1,605,658
Securities borrowed, net of securities loaned	(221,295)	1,762,173
Other secured borrowings	(145,877)	(192,350)
Loans and receivables, net of allowance for doubtful accounts	(92,713)	(136,694)
Payables	236,029	(41,838)
Bonus accrual	(3,659)	(41,281)
Other, net	(32,622)	(266,495)

Net cash provided by (used in) operating activities	(77,028)	1,238,372

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(209,468)	(324,722)
Proceeds from sales of office buildings, land, equipment and facilities	159,480	282,473
Payments for purchases of investments in equity securities	(354)	—
Proceeds from sales of investments in equity securities	6,977	899
Increase in loans receivable at banks, net	(49,192)	(40,767)
Decrease in non-trading debt securities, net	109,761	56,814
Other, net	(4,867)	1,592

Net cash provided by (used in) investing activities	12,337	(23,711)

Cash flows from financing activities:
Increase in long-term borrowings	2,974,115	3,018,453
Decrease in long-term borrowings	(3,167,956)	(2,922,558)
Increase (decrease) in short-term borrowings, net	34,041	(17,395)
Increase in deposits received at banks, net	140,571	1,010,101
Proceeds from sales of common stock held in treasury	387	571
Payments for repurchases of common stock in treasury	(104,047)	(20,002)
Payments for cash dividends	(55,317)	(82,783)

Net cash provided by (used in) financing activities	(178,206)	986,387

Effect of exchange rate changes on cash and cash equivalents	68,513	(40,195)

Net increase (decrease) in cash and cash equivalents	(174,384)	2,160,853
Cash and cash equivalents at beginning of the year	1,489,792	1,315,408

Cash and cash equivalents at end of the year	1,315,408	3,476,261

(6)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(7)	Notes to the Consolidated Financial Statements (UNAUDITED)

Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the year ended
	March 31, 2015 (A)	March 31, 2016 (B)	(B-A)/(A)
Net revenue

Business segment information:
Retail	476,505	435,634	(8.6)
Asset Management	92,354	95,409	3.3
Wholesale	789,867	720,277	(8.8)

Subtotal	1,358,726	1,251,320	(7.9)
Other	220,765	165,052	(25.2)

Net revenue	1,579,491	1,416,372	(10.3)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	24,685	(20,691)	—

Net revenue	1,604,176	1,395,681	(13.0)

Non-interest expenses

Business segment information:
Retail	314,675	308,003	(2.1)
Asset Management	60,256	58,743	(2.5)
Wholesale	707,671	704,872	(0.4)

Subtotal	1,082,602	1,071,618	(1.0)
Other	174,815	158,905	(9.1)

Non-interest expenses	1,257,417	1,230,523	(2.1)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,257,417	1,230,523	(2.1)

Income (loss) before income taxes

Business segment information:
Retail	161,830	127,631	(21.1)
Asset Management	32,098	36,666	14.2
Wholesale	82,196	15,405	(81.3)

Subtotal	276,124	179,702	(34.9)
Other*	45,950	6,147	(86.6)

Income (loss) before income taxes	322,074	185,849	(42.3)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	24,685	(20,691)	—

Income (loss) before income taxes	346,759	165,158	(52.4)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2015 (A)	March 31, 2016 (B)
Net gain (loss) related to economic hedging transactions	15,120	6,370	(57.9)
Realized gain (loss) on investments in equity securities held for operating purposes	4,725	187	(96.0)
Equity in earnings of affiliates	42,235	32,727	(22.5)
Corporate items	(20,119)	(52,314)	—
Other	3,989	19,177	380.7

Total	45,950	6,147	(86.6)

Per share data

Shareholders’ equity per share is calculated based on the following number of shares.

Number of shares outstanding as of March 31, 2016	3,608,391,999

Net income attributable to NHI shareholders per share calculated based on the following number of shares.

Average number of shares outstanding for the year ended March 31, 2016	3,600,701,499

Changes in Tax Laws

On March 29, 2016, the “Act to partially revise the Income Tax Act and Others” (Act No.15 of 2016) (“Act 15”) and “Act to partially revise the Local Tax Act and Others” (Act No.13 of 2016) (“Act 13”) were enacted. Under Act 13 and Act 15, effective from the fiscal year beginning on or after April 1, 2016, corporate tax rate has been reduced from 32% to 31% for the temporary differences expected to be reversed in the fiscal year beginning on or after April 1, 2016.

Use of operating loss carryforwards for the tax purposes will be limited to 60% of the current year taxable income before deducting operating loss carryforwards for tax purpose after the fiscal years beginning on or after April 1, 2016, and 55% after the fiscal years beginning on or after April 1, 2017. The fiscal years beginning on or after April 1, 2018, use of operating loss carryforwards for the tax purposes will continue to be limited to 50%.

Due to these revisions, net deferred tax liabilities decreased by 1,525 million yen and income tax expenses decreased by the same amount.

Significant Subsequent Events

Not applicable.

(8)	Other Financial Information

Consolidated Statements of Income – Quarterly Comparatives (UNAUDITED)

	Millions of yen								% Change
	For the three months ended
	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015 (A)	March 31, 2016 (B)	(B-A)/(A)
Revenue:
Commissions	95,633	110,838	123,198	123,732	130,343	111,501	102,323	87,792	(14.2)
Fees from investment banking	19,822	20,620	28,820	25,821	24,497	44,867	20,016	28,953	44.6
Asset management and portfolio service fees	46,092	49,689	53,308	54,298	59,940	58,177	57,808	53,081	(8.2)
Net gain on trading	158,562	129,011	109,468	134,296	124,748	62,551	105,191	61,541	(41.5)
Gain (loss) on private equity investments	(287)	489	(172)	5,472	1,154	602	8,691	3,314	(61.9)
Interest and dividends	104,917	108,775	115,572	107,502	113,649	111,540	107,932	106,929	(0.9)
Gain (loss) on investments in equity securities	6,350	2,884	11,797	8,379	9,186	(10,882)	4,690	(23,498)	—
Other	31,065	28,514	65,618	50,505	44,931	39,551	27,875	44,103	58.2

Total revenue	462,154	450,820	507,609	510,005	508,448	417,907	434,526	362,215	(16.6)
Interest expense	91,316	76,987	82,613	75,496	84,416	81,303	79,627	82,069	3.1

Net revenue	370,838	373,833	424,996	434,509	424,032	336,604	354,899	280,146	(21.1)

Non-interest expenses:
Compensation and benefits	168,767	140,823	142,804	144,199	155,896	149,723	141,807	126,765	(10.6)
Commissions and floor brokerage	27,590	33,599	34,088	34,700	34,243	32,621	31,126	25,891	(16.8)
Information processing and communications	44,896	45,961	48,712	52,731	47,934	48,219	46,831	46,926	0.2
Occupancy and related depreciation	18,553	18,224	19,220	20,115	18,729	19,173	19,596	20,913	6.7
Business development expenses	7,927	9,071	9,027	9,205	8,330	8,454	9,330	9,778	4.8
Other	51,431	52,150	55,021	68,603	52,888	58,537	54,602	62,211	13.9

Total non-interest expenses	319,164	299,828	308,872	329,553	318,020	316,727	303,292	292,484	(3.6)

Income (loss) before income taxes	51,674	74,005	116,124	104,956	106,012	19,877	51,607	(12,338)	—
Income tax expense	30,397	20,894	46,843	22,646	36,368	(28,377)	16,048	(1,443)	—

Net income (loss)	21,277	53,111	69,281	82,310	69,644	48,254	35,559	(10,895)	—

Less: Net income (loss) attributable to noncontrolling interests	1,417	239	(758)	296	902	1,695	157	8,258	—

Net income (loss) attributable to NHI shareholders	19,860	52,872	70,039	82,014	68,742	46,559	35,402	(19,153)	—

	Yen								% Change
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	5.40	14.53	19.22	22.65	19.11	12.95	9.83	(5.31)	—

Diluted-
Net income (loss) attributable to NHI shareholders per share	5.26	14.15	18.72	22.08	18.65	12.63	9.61	(5.33)	—

Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen								% Change
	For the three months ended
	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015 (A)	March 31, 2016 (B)	(B-A)/(A)

Net revenue

Business segment information:
Retail	106,865	117,938	128,788	122,914	130,689	115,658	104,280	85,007	(18.5)
Asset Management	23,338	21,691	23,439	23,886	26,917	22,854	25,327	20,311	(19.8)
Wholesale	188,886	190,570	178,943	231,468	205,184	192,911	185,977	136,205	(26.8)

Subtotal	319,089	330,199	331,170	378,268	362,790	331,423	315,584	241,523	(23.5)
Other	48,252	41,042	82,787	48,684	52,244	16,080	34,589	62,139	79.6

Net revenue	367,341	371,241	413,957	426,952	415,034	347,503	350,173	303,662	(13.3)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,497	2,592	11,039	7,557	8,998	(10,899)	4,726	(23,516)	—

Net revenue	370,838	373,833	424,996	434,509	424,032	336,604	354,899	280,146	(21.1)

Non-interest expenses

Business segment information:
Retail	75,257	79,075	78,319	82,024	79,790	78,913	76,450	72,850	(4.7)
Asset Management	15,064	13,882	14,091	17,219	15,171	14,442	14,597	14,533	(0.4)
Wholesale	183,145	168,363	178,492	177,671	185,513	184,282	176,038	159,039	(9.7)

Subtotal	273,466	261,320	270,902	276,914	280,474	277,637	267,085	246,422	(7.7)
Other	45,698	38,508	37,970	52,639	37,546	39,090	36,207	46,062	27.2

Non-interest expenses	319,164	299,828	308,872	329,553	318,020	316,727	303,292	292,484	(3.6)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	319,164	299,828	308,872	329,553	318,020	316,727	303,292	292,484	(3.6)

Income (loss) before income taxes

Business segment information:
Retail	31,608	38,863	50,469	40,890	50,899	36,745	27,830	12,157	(56.3)
Asset Management	8,274	7,809	9,348	6,667	11,746	8,412	10,730	5,778	(46.2)
Wholesale	5,741	22,207	451	53,797	19,671	8,629	9,939	(22,834)	—

Subtotal	45,623	68,879	60,268	101,354	82,316	53,786	48,499	(4,899)	—
Other*	2,554	2,534	44,817	(3,955)	14,698	(23,010)	(1,618)	16,077	—

Income (loss) before income taxes	48,177	71,413	105,085	97,399	97,014	30,776	46,881	11,178	(76.2)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,497	2,592	11,039	7,557	8,998	(10,899)	4,726	(23,516)	—

Income (loss) before income taxes	51,674	74,005	116,124	104,956	106,012	19,877	51,607	(12,338)	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen								% Change
	For the three months ended
	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015 (A)	March 31, 2016 (B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	6,919	2,169	6,375	(343)	(2,553)	1,052	(627)	8,498	—
Realized gain (loss) on investments in equity securities held for operating purposes	2,853	292	758	822	188	17	(36)	18	—
Equity in earnings of affiliates	3,499	7,963	18,213	12,560	13,831	9,054	4,784	5,058	5.7
Corporate items	(3,093)	(8,389)	(3,160)	(5,477)	(3,940)	(39,985)	(3,171)	(5,218)	—
Other	(7,624)	499	22,631	(11,517)	7,172	6,852	(2,568)	7,721	—

Total	2,554	2,534	44,817	(3,955)	14,698	(23,010)	(1,618)	16,077	—

5.	Unconsolidated Financial Statements [Japanese GAAP]

(1)	Unconsolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2015	March 31, 2016
Assets
Current Assets	3,776,082	4,058,321
Fixed Assets	2,865,640	3,320,801

Total Assets	6,641,723	7,379,122

Liabilities
Current Liabilities	1,159,166	1,599,923
Long-term Liabilities	3,387,449	3,358,039

Total Liabilities	4,546,615	4,957,962

Net Assets
Shareholders’ equity	1,971,421	2,305,324
Valuation and translation adjustments	79,014	67,933
Stock acquisition rights	44,673	47,904

Total Net Assets	2,095,108	2,421,160

Total Liabilities and Net Assets	6,641,723	7,379,122

(2)	Unconsolidated Statements of Income (UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2015	March 31, 2016
Operating revenue	461,912	585,394
Operating expenses	227,074	227,749

Operating income	234,838	357,645

Non-operating income	4,394	5,533
Non-operating expenses	3,713	10,120

Ordinary income	235,519	353,058

Special profits	88,755	1,525
Special losses	5,979	2,477

Income before income taxes	318,295	352,105

Income taxes - current	(26,699)	6,690
Income taxes - deferred	50,178	(74,092)

Net income	294,816	419,507

(3)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

6.	Other Information

Financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2016_4q.pdf